SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                               Commission File Number: 001-32491

 (Check One):     [  ] Form 10-K [  ] Form 20-F  [  ] Form 11-K  [ X ] Form 10-Q
                  [  ] Form 10-D [  ] Form N-SAR [  ] Form N-CSR

For Period Ended:   April 30, 2006
                  --------------------------------------------

[   ] Transition Report on Form 10-K       [   ] Transition Report on Form 10-Q
[   ] Transition Report on Form 20-F       [   ] Transition Report on Form N-SAR
[   ] Transition Report on Form 11-K
 For the Transition Period Ended: _____________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Annual Report on Form 10-Q.

                         PART I. REGISTRANT INFORMATION

Full name of registrant    Coffee Holding Co., Inc.
                         ----------------------------
Former name if applicable,
                           --------------------------------------------
Address of principal executive office (Street and number)   4401 First Avenue
                                                         -----------------------
City, State and Zip Code   Brooklyn, New York 11232-0005
                         -------------------------------------



                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

             (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject
[X] quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The Registrant has encountered unanticipated delays in compiling the financial information necessary to finalize the financial statements for its Quarterly Report on Form 10-Q, which delays could not be eliminated by the Registrant without unreasonable effort or expense.

         As a result of the foregoing unusual circumstances and in the interest of full and accurate disclosure and to avoid incurring unreasonable effort or expense, the Registrant requires additional time to prepare its Form 10-Q filing. The Registrant represents that the filing will be made no later than the fifth calendar day following the prescribed due date.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

         Andrew Gordon,
         President, Chief Executive Officer and Chief Financial Officer         (718)            832-0800
         --------------------------------------------------------------         -----          ------------------
         (Name)                                                                (Area Code)     (Telephone Number)

 (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  Yes [X] No [ ]

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------

         Please see Annex A attached hereto.



                            Coffee Holding Co., Inc.
--------------------------------------------------------------------------------

                  (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   June 15, 2006               By:      /s/ Andrew Gordon
       --------------------                 ------------------------------------
                                            Andrew Gordon
                                            President, Chief Executive Officer
                                            and Chief Financial Officer

                                     ANNEX A

         On a preliminary basis, the Registrant expects to report a net loss of approximately $284,000, or ($0.05) per share, for the three months ended April 30, 2006 compared to net income of approximately $598,000, or $.15 per share, for the three months ended April 30, 2005 and net income of approximately $235,000, or $.04 per share, for the six months ended April 30, 2006 compared to net income of approximately $1.0 million, or $.25 per share, for the six months ended April 30, 2005. The decrease in net income primarily reflects increased cost of sales and lower margins on the Registrant's branded and private label coffee due to market conditions, including increased coffee commodity prices, and increased promotional activities.